UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 26, 2021, pursuant to certain securities purchase agreements (the “Securities Purchase Agreements”) with several investors (the “Investors”) dated August 25, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), closed a registered direct offering (the “Registered Offering”) for the sale of convertible debentures (the “Convertible Debentures”) in the aggregate principal amount of $12,679,000, convertible into the Company's ordinary shares, with no par value per share (as converted, the “Conversion Shares” and together with the Convertible Debentures, the “Securities”). The Company received gross proceeds of approximately $12,679,000, before deducting offering expenses, and intends to use the net proceeds from the Registered Offering for working capital and other general working capital purpose. The Company may also use the proceeds to acquire certain assets that the Board of Directors may deem appropriate for the growth of the Company.

The Convertible Debentures have an annual interest rate of 5% and a term of 12 months from the date of issuance, and are convertible into Conversion Shares at 80% of the volume weighted average closing price during the seven (7) consecutive trading days immediately preceding the date of conversion (the “Conversion Price”), subject to a floor price of $2.50 per share and a cap equals to 19.99% of the ordinary shares of the Company issued and outstanding as of the date of the Securities Purchase Agreements. The Company may issue up to 5,125,086 ordinary shares upon holders’ conversion of the Convertible Debentures for an aggregate of $13,312,950 in principal and interests. The actual number of Conversion Shares issued will vary depending on the Conversion Price.

The Investors have previously invested in securities of the Company or otherwise had pre-existing relationships with the Company; the Company did not engage in general solicitation or advertising with regard to the issuance and sale of the Securities. The Investors represented that they purchased the Securities for investment and not with a view to distribution.

The Securities were registered with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333-230860), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2019, and was declared effective on April 29, 2019 (the “Shelf Registration Statement”). The Company filed the prospectus supplement to the Shelf Registration Statement with the SEC on August 26, 2021.

The foregoing description of the Securities Purchase Agreements and the Convertible Debentures are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1 and 4.1, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference. An opinion of the Company’s BVI counsel, Mourant Ozannes, relating to the legality of the issuance and sale of the Securities, is attached as Exhibit 5.1 to this report on Form 6-K.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F for the year ended September 30, 2020, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

The prospectus supplement relating to the Registered Offering will be available on the SEC’s web site at http://www.sec.gov.

Attached as Exhibit 99.1 is a press release of the Company issued on August 26, 2021, titled, “ZK International’s Blockchain Innovation Hub, xSigma, Launches MaximNFT.com, an Exclusive NFT Marketplace in Partnership with Maxim.”

Exhibit Number	Description of Exhibit
4.1	Form of Convertible Debenture
5.1	Opinion of Mourant Ozannes
10.1	Form of Securities Purchase Agreement
99.1	ZK International’s Blockchain Innovation Hub, xSigma, Launches MaximNFT.com, an Exclusive NFT Marketplace in Partnership with Maxim

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board